Rare painting: never been auctioned

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Anthony DeSimone, Masterworks <adesimone@masterworks.com>
to me

Dear Sam,

Reaching out to send you this prime painting by Carmen Herrera. It's been in the same private collection for years, and has never been auctioned before.

Very few Herrera works ever come up for auction, and we expect having one that's fresh to the secondary market will garner interest—especially since it is a small-scale work that shares a colorway with some of Herrera's highest-selling works, including this earlier work that sold in 2022.

Invest in the work here, and view the offering circular below.


MASTERWORKS
CARMEN HERRERA
Green and Orange (1958)
(60 × 72 in.)
Carmen Herrera
Monte Verde (Cadmium) (2018)
(60 x. 48 in)

Thanks,

Anthony DeSimone

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Investor Relations
MASTERWORKS

www.masterworks.com
225 Liberty St. 29th Floor, New York, NY 10281

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